Exhibit 3.1
Certificate of Incorporation of the Registrant

Certificate of Incorporation

1. Name of Corporation:	Sloud, Inc.
2. Registered Agent Name and Street Address:	United States Corporation Agents, Inc. 500 N. Rainbow Blvd. Suite 300A Las Vegas, NV 89107
3. Shares:	100,000,000 Authorized with $0.0001 Par Value
4. Name and Address of Board of Directors/Trustees:	Gene Sokolov 1900 Campus Commons Dr. Suite 100 Reston, VA 20191
5. Purpose:	The purpose of this Corporation shall be any lawful business.
6. Name, Address and Signature of Incorporator:	Gene Sokolov 1900 Campus Commons Dr. Suite 100 Reston, VA 20191
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. United States Corporation Agents, Inc.
Authorized Signature of R.A. or On behalf of R.A. Company - March 1, 2007